東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

07020560

10th January, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL RECEIVED PROCESSING 2007 WASH, D.C. 180 SECTION

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 9th January, 2007.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
ONFEM Holdings Limited

Zoe Chung
Company Secretary

Encl.

dw 1/25

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

O:\annoucement\announcement-1-2007-disposal of investment\ohl-USA Ex_10-1-2007.doc

China Daily 10 January 2007, Wednesday Announcement 7

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR TRANSACTION
DISPOSAL OF INVESTMENT
AND
RESUMPTION OF TRADING

The Board is pleased to announce that on 4 January 2007, OIL, a direct wholly-owned subsidiary of the Company, disposed of the Sale Shares at HK$22.0 per share for a cash consideration of HK$158.4 million. The Disposal was completed as the Group received the net proceeds of HK$157.8 million on 8 January 2007.

The Disposal constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules. A circular containing information regarding, amongst other matters, details of the Disposal will be despatched to Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 10:16 a.m. on 4 January 2007, pending the publication of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 10 January 2007.

INTRODUCTION

The Board is pleased to announce that on 4 January 2007, OIL, a direct wholly-owned subsidiary of the Company, disposed of the Sale Shares on the Stock Exchange through a securities brokerage firm.

There were 10 buyers of the Sale Shares and they are professional corporate investors and investment funds. The Directors, to the best of their knowledge, information and belief and having made all reasonable enquires, confirm that the buyers of the Sale Shares and their ultimate beneficial owners are independent third parties not connected with the Directors, chief executive and substantial Shareholders of the Company, its subsidiaries and their respective associates (as defined in the Listing Rules).

The Group had not entered into any written agreement with the above-mentioned securities brokerage firm or the buyers of the Sale Shares in relation to the Disposal except for normal documentations relating to dealing of shares on the Stock Exchange.

Following the Disposal and as at the date of this announcement, the Group does not hold any shares in CMCDIL.

DATE OF THE DISPOSAL

4 January 2007

INVESTMENT REALISED

The Sale Shares include 7,200,000 shares of US$0.1 each in CMCDIL of which 5,000,000 shares were acquired by OIL in April 1994 at a total cost of HK$37.8 million, and 2,200,000 bonus shares were issued by CMCDIL in 1998 and 1999 for nil consideration.

CMCDIL, a closed-ended investment fund traded on the Stock Exchange, is principally engaged in investing in unlisted companies with significant business involvement in the PRC.

Based on the closing price of CMCDIL shares quoted on the Stock Exchange on 3 January 2007 (being the day preceding the date of the Disposal) of HK$24.2 per share, the market value of the Sale Shares was HK$174.2 million. The net asset value attributable to the Sale Shares was US$7.7 million (approximately HK$60.1 million) based on the audited net asset value of CMCDIL as at 31 December 2005 according to its annual report for the year ended 31 December 2005, and US$11.3 million (approximately HK$88.1 million) as at

30 November 2006, based on its unaudited net asset value published on 15 December 2006. The audited consolidated net profit before and after taxation and extraordinary items of CMCDIL for each of the financial years ended 31 December 2004 and 2005 are set out as follows:

	For the year ended 31 December			
	2005		**2004**	
	US$ million	*HK$ million equivalent*	*US$ million*	*HK$ million equivalent*
Profit before taxation and extraordinary items	9.9	77.2	1.2	9.4
Profit after taxation and extraordinary items	7.8	60.8	1.1	8.6

CONSIDERATION

The consideration for the Disposal of HK$22.0 per Sale Share or HK$158.4 million in cash in total was arrived at on a willing buyer, willing seller basis. The consideration represents a premium of approximately 19.6% on the average closing price of CMCDIL of HK$18.4 per share quoted on the Stock Exchange for a period of 10 trading days ended on 3 January 2007, being the day preceding the date of the Disposal. In determining the consideration price, the Company took reference from CMCDIL's price movement during 2006 from around HK$4.0 per share at the beginning of 2006 to around HK$19.0 per share at the end of that year.

On 8 January 2007, the Company received the net proceeds of HK$157.8 million in cash and the Disposal was completed.

REASONS AND BENEFITS OF THE DISPOSAL

The Group is principally engaged in real estate development and project management, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses.

The Sale Shares had been held by the Group as a long-term investment. As at 31 December 2005, the investment in the Sale Shares was classified as a non-current asset of the Group in its financial statements with an audited carrying value of HK$29.3 million.

In 2006, the share price of CMCDIL has risen more than four-fold. The Directors consider that the investment in the Sale Shares has increased in value significantly and the Disposal is a good opportunity for the

Group to realise a satisfactory return on the initial investment. In addition to capital appreciation and bonus shares issued by CMCDIL, OIL had received dividends totalling HK$13.0 million distributed by CMCDIL during the holding period of the Sale Shares (no dividend was distributed by CMCDIL in respect of its financial year ended 31 December 2005 and for the six months period ended 30 June 2006).

The Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Company and Shareholders as a whole and are on normal commercial terms.

After deducting directly related expenses of HK$0.6 million from the consideration of the Disposal, the net proceeds from the Disposal were HK$157.8 million. The Company has no plans presently for specific use of such funds and intends to apply the funds to meet the general working capital requirements of the Group.

FINANCIAL IMPACT OF THE DISPOSAL

As a result of the Disposal, a gain of HK$140.9 million (before taxation and subject to audit) is expected to be realised by the Group for the year ending 31 December 2007. The gain is arrived at based on the difference between the net proceeds of HK$157.8 million and the unaudited cost (after provision for impairment in value throughout the holding period of the investment) of the Sale Shares of HK$16.9 million as at 3 January 2007.

LISTING RULES IMPLICATIONS

Based on the applicable size tests performed regarding the Disposal, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is below 75%. Accordingly, the Disposal constitutes a major transaction for the Company under the Listing Rules.

The Directors, to the best of their knowledge, information and belief and having made all reasonable enquires, confirm that none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Disposal. June Glory is the controlling Shareholder (as defined in the Listing Rules) of the Company holding 416,585,852 Shares, representing approximately 53.95% of issued share capital of the Company as at the date of this announcement. On 4 January 2007, June Glory issued a written approval approving the Disposal. As such, all conditions under Rule 14.44 of the Listing Rules have been met and the Company is not required to convene a general meeting for the purpose of approving the Disposal.

A circular containing information regarding, amongst other matters, details of the Disposal will be despatched to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 10:16 a.m. on 4 January 2007 pending the publication of this announcement. The Company has applied for the resumption of trading in the Shares with effect from 9:30 a.m. on 10 January 2007.

GENERAL

As at the date of this announcement, the Board comprises nine directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive Director, Mr. Qian Wenchao, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Yin Liang and Ms. He Xiaoli as executive Directors, and Ms. Tam Wai Chu, Maria, Mr. Lam Chun, Daniel and Mr. Selwyn Mar, as independent non-executive Directors.

DEFINITIONS

"Board"	the board of Directors
"CMCDIL"	China Merchants China Direct Investments Limited (stock code: 133.HK), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors (including independent non-executive directors) of the Company
"Disposal"	the disposal of the Sale Shares on 4 January 2007 on the Stock Exchange through a securities brokerage firm at HK$22.0 per share for a consideration of HK$158.4 million
"Group"	the Company and its subsidiaries

"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"OIL"	ONFEM Investments Limited, a company incorporated under the laws of British Virgin Islands with limited liability and a direct wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Sale Shares"	the 7,200,000 ordinary shares in CMCDIL of US$0.1 each held by OIL, representing approximately 5.25% of the entire issued share capital of CMCDIL as at 30 June 2006
"Shareholder(s)"	holder(s) of the Shares
"Shares"	the shares of par value of HK$0.1 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"US$"	US Dollars, the lawful currency of the United States of America
"%"	percentage

For the purpose of illustration only and unless otherwise stated, conversion of US$ into HK$ in this announcement is based on the exchange rate of HK$7.8 to US$1.0. Such conversion should not be construed as a representation that any amounts have been, could have been, or may be, exchanged at this or any other rate.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 9 January 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR TRANSACTION DISPOSAL OF INVESTMENT AND RESUMPTION OF TRADING

The Board is pleased to announce that on 4 January 2007, OIL, a direct wholly-owned subsidiary of the Company, disposed of the Sale Shares at HK$22.0 per share for a cash consideration of HK$158.4 million. The Disposal was completed as the Group received the net proceeds of HK$157.8 million on 8 January 2007.

The Disposal constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules. A circular containing information regarding, amongst other matters, details of the Disposal will be despatched to Shareholders as soon as practicable.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 10:16 a.m. on 4 January 2007, pending the publication of this announcement. An application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 10 January 2007.

INTRODUCTION

The Board is pleased to announce that on 4 January 2007, OIL, a direct wholly-owned subsidiary of the Company, disposed of the Sale Shares on the Stock Exchange through a securities brokerage firm.

There were 10 buyers of the Sale Shares and they are professional corporate investors and investment funds. The Directors, to the best of their knowledge, information and belief and having made all reasonable enquires, confirm that the buyers of the Sale Shares and their ultimate beneficial owners are independent third parties not connected with the Directors, chief executive and substantial Shareholders of the Company, its subsidiaries and their respective associates (as defined in the Listing Rules).

The Group had not entered into any written agreement with the above-mentioned securities brokerage firm or the buyers of the Sale Shares in relation to the Disposal except for normal documentations relating to dealing of shares on the Stock Exchange.

Following the Disposal and as at the date of this announcement, the Group does not hold any shares in CMCDIL.

DATE OF THE DISPOSAL

4 January 2007

INVESTMENT REALISED

The Sale Shares include 7,200,000 shares of US$0.1 each in CMCDIL of which 5,000,000 shares were acquired by OIL in April 1994 at a total cost of HK$37.8 million, and 2,200,000 bonus shares were issued by CMCDIL in 1998 and 1999 for nil consideration.

CMCDIL, a closed-ended investment fund traded on the Stock Exchange, is principally engaged in investing in unlisted companies with significant business involvement in the PRC.

Based on the closing price of CMCDIL shares quoted on the Stock Exchange on 3 January 2007 (being the day preceding the date of the Disposal) of HK$24.2 per share, the market value of the Sale Shares was HK$174.2 million. The net asset value attributable to the Sale Shares was US$7.7 million (approximately HK$60.1 million) based on the audited net asset value of CMCDIL as at 31 December 2005 according to its annual report for the year ended 31 December 2005, and US$11.3 million (approximately HK$88.1 million) as at

30 November 2006, based on its unaudited net asset value published on 15 December 2006. The audited consolidated net profit before and after taxation and extraordinary items of CMCDIL for each of the financial years ended 31 December 2004 and 2005 are set out as follows:

	For the year ended 31 December			
	2005		2004	
	US$ million	*HK$ million equivalent*	*US$ million*	*HK$ million equivalent*
Profit before taxation and extraordinary items	9.9	77.2	1.2	9.4
Profit after taxation and extraordinary items	7.8	60.8	1.1	8.6

CONSIDERATION

The consideration for the Disposal of HK$22.0 per Sale Share or HK$158.4 million in cash in total was arrived at on a willing buyer, willing seller basis. The consideration represents a premium of approximately 19.6% on the average closing price of CMCDIL of HK$18.4 per share quoted on the Stock Exchange for a period of 10 trading days ended on 3 January 2007, being the day preceding the date of the Disposal. In determining the consideration price, the Company took reference from CMCDIL's price movement during 2006 from around HK$4.0 per share at the beginning of 2006 to around HK$19.0 per share at the end of that year.

On 8 January 2007, the Company received the net proceeds of HK$157.8 million in cash and the Disposal was completed.

REASONS AND BENEFITS OF THE DISPOSAL

The Group is principally engaged in real estate development and project management, specialised construction, property leasing, manufacturing and trading and securities investment and trading businesses.

The Sale Shares had been held by the Group as a long-term investment. As at 31 December 2005, the investment in the Sale Shares was classified as a non-current asset of the Group in its financial statements with an audited carrying value of HK$29.3 million.

In 2006, the share price of CMCDIL has risen more than four-fold. The Directors consider that the investment in the Sale Shares has increased in value significantly and the Disposal is a good opportunity for the

Group to realise a satisfactory return on the initial investment. In addition to capital appreciation and bonus shares issued by CMCDIL, OIL had received dividends totalling HK$13.0 million distributed by CMCDIL during the holding period of the Sale Shares (no dividend was distributed by CMCDIL in respect of its financial year ended 31 December 2005 and for the six months period ended 30 June 2006).

The Directors are of the view that the terms of the Disposal are fair and reasonable and in the interests of the Company and Shareholders as a whole and are on normal commercial terms.

After deducting directly related expenses of HK$0.6 million from the consideration of the Disposal, the net proceeds from the Disposal were HK$157.8 million. The Company has no plans presently for specific use of such funds and intends to apply the funds to meet the general working capital requirements of the Group.

FINANCIAL IMPACT OF THE DISPOSAL

As a result of the Disposal, a gain of HK$140.9 million (before taxation and subject to audit) is expected to be realised by the Group for the year ending 31 December 2007. The gain is arrived at based on the difference between the net proceeds of HK$157.8 million and the unaudited cost (after provision for impairment in value throughout the holding period of the investment) of the Sale Shares of HK$16.9 million as at 3 January 2007.

LISTING RULES IMPLICATIONS

Based on the applicable size tests performed regarding the Disposal, the relevant percentage ratio under Rule 14.07 of the Listing Rules exceeds 25% but is below 75%. Accordingly, the Disposal constitutes a major transaction for the Company under the Listing Rules.

The Directors, to the best of their knowledge, information and belief and having made all reasonable enquires, confirm that none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Disposal. June Glory is the controlling Shareholder (as defined in the Listing Rules) of the Company holding 416,585,852 Shares, representing approximately 53.95% of issued share capital of the Company as at the date of this announcement. On 4 January 2007, June Glory issued a written approval approving the Disposal. As such, all conditions under Rule 14.44 of the Listing Rules have been met and the Company is not required to convene a general meeting for the purpose of approving the Disposal.

A circular containing information regarding, amongst other matters, details of the Disposal will be despatched to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 10:16 a.m. on 4 January 2007 pending the publication of this announcement. The Company has applied for the resumption of trading in the Shares with effect from 9:30 a.m. on 10 January 2007.

GENERAL

As at the date of this announcement, the Board comprises nine directors, namely Mr. Zhou Zhongshu as the Chairman and non-executive Director, Mr. Qian Wenchao, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Yin Liang and Ms. He Xiaoli as executive Directors, and Ms. Tam Wai Chu, Maria, Mr. Lam Chun, Daniel and Mr. Selwyn Mar, as independent non-executive Directors.

DEFINITIONS

"Board"	the board of Directors
"CMCDIL"	China Merchants China Direct Investments Limited (stock code: 133.HK), a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Company"	ONFEM Holdings Limited, a company incorporated in Bermuda with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors (including independent non-executive directors) of the Company
"Disposal"	the disposal of the Sale Shares on 4 January 2007 on the Stock Exchange through a securities brokerage firm at HK$22.0 per share for a consideration of HK$158.4 million
"Group"	the Company and its subsidiaries

"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of China Minmetals H.K. (Holdings) Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"OIL"	ONFEM Investments Limited, a company incorporated under the laws of British Virgin Islands with limited liability and a direct wholly-owned subsidiary of the Company
"PRC"	the People's Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the People's Republic of China and Taiwan
"Sale Shares"	the 7,200,000 ordinary shares in CMCDIL of US$0.1 each held by OIL, representing approximately 5.25% of the entire issued share capital of CMCDIL as at 30 June 2006
"Shareholder(s)"	holder(s) of the Shares
"Shares"	the shares of par value of HK$0.1 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"US$"	US Dollars, the lawful currency of the United States of America
"%"	percentage

For the purpose of illustration only and unless otherwise stated, conversion of US$ into HK$ in this announcement is based on the exchange rate of HK$7.8 to US$1.0. Such conversion should not be construed as a representation that any amounts have been, could have been, or may be, exchanged at this or any other rate.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 9 January 2007

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

主要交易
出售投資
及
恢復股份買賣

董事會欣然公佈，於二零零七年一月四日，本公司直接持有之全資附屬公司OIL以現金代價158,400,000港元，即每股22.0港元售出出售股份。本集團已完成該出售，並已於二零零七年一月八日收取所得款項淨額157,800,000港元。

根據上市規則第14.06(3)條，該出售構成本公司之主要交易。一份載有（其中包括）該出售詳情之通函將盡早寄予股東。

應本公司要求，股份已於二零零七年一月四日上午十時十六分起暫停在聯交所買賣，以待發出本公告。本公司已向聯交所申請於二零零七年一月十日上午九時三十分起恢復股份買賣。

* *僅供識別*

背景資料

董事會欣然公佈，於二零零七年一月四日，本公司直接持有之全資附屬公司OIL透過一家股票經紀行於聯交所售出出售股份。

出售股份買家為十家專業企業投資者及投資基金。董事就其所知、所獲資料顯示及其所信，並在作出一切合理查詢後確認，出售股份之買家及其最終受益人均為獨立第三者，與本公司之董事、主要行政人員及主要股東及其附屬公司及彼等之聯繫人(定義見上市規則)概無關連。

除有關在聯交所買賣股份之一般文件外，本集團與上述之股票經紀行或出售股份之買家並無訂立任何有關該出售之書面協議。

完成該出售後及於本公告日期，本集團並無持有招商局中國基金任何股份。

該出售之日期

二零零七年一月四日

變現之投資

出售股份為7,200,000股每股面值0.1美元之招商局中國基金股份，包括於一九九四年由OIL以總成本37,800,000港元購入之5,000,000股股份及由招商局中國基金於一九九八年及一九九九年無償配發之2,200,000股紅股。

招商局中國基金為一項於聯交所買賣之閉端式基金，主要投資於在中國擁有相當業務之非上市公司。

根據招商局中國基金於二零零七年一月三日(即該出售日期前之一天)在聯交所所報之收市價每股24.2港元計算，出售股份之市值為174,200,000港元。根據招商局中國基金截至二零零五年十二月三十一日止年度之年報所披露之經審核資產淨值計算，出售股份之應佔資產淨值為7,700,000美元(約60,100,000港元)，而根據其在二零零六年十二月十五日刊發於二零零六年十一月三十日之未經審核資產淨值計算，出售股份之應佔資產淨值為11,300,000美元(約

88,100,000港元）。招商局中國基金截至二零零四年及二零零五年十二月三十一日止年度之經審核除稅及特殊項目前後之綜合淨溢利如下：

	截至十二月三十一日			
	二零零五年		二零零四年	
	百萬美元	*百萬港元等值*	*百萬美元*	*百萬港元等值*
除稅及特殊項目前溢利	9.9	77.2	1.2	9.4
除稅及特殊項目後溢利	7.8	60.8	1.1	8.6

代價

該出售之代價為每股22.0港元或現金總額158,400,000港元，乃按自願買方及自願賣方的基準釐訂。代價較招商局中國基金股份於截至二零零七年一月三日（即該出售日期前之一天）止十個交易日在聯交所所報之平均收市價18.4港元溢價19.6%。於釐訂代價時，本公司經參考招商局中國基金於二零零六年由年初每股股價約4.0港元上升至年底約19.0港元之股價變動。

於二零零七年一月八日，本公司已收取所得款項淨額157,800,000港元，而該出售亦已完成。

該出售之原因及利益

本集團主要從事房地產發展及項目管理、專業建築、物業租賃、製造及貿易及證券投資及買賣業務。

本集團持有出售股份作為長線投資。本集團在其截至二零零五年十二月三十一日之財務報表內將其於出售股份之投資以非流動資產列賬，其經審核之賬面值為29,300,000港元。

於二零零六年，招商局中國基金之股價上升超過四倍。董事認為於出售股份之投資已顯著增值及該出售乃本集團可以滿意回報變現其投資之良好機會。除股本增值及由招商局中國基金配發紅股外，OIL於持有出售股份期間亦收取由招商局中國基金派發共13,000,000港元之股息（招商局中國基金於截止二零零五年十二月三十一日止年度及截止二零零六年六月三十日止六個月並無派發股息）。

董事認為該出售之條款為公平及合理，並符合本公司及股東之整體利益，並按一般商業條款訂定。

於該出售之代價經扣除與交易有關之600,000港元費用後，該出售之所得款項淨額為157,800,000港元。本公司現時並無運用該款項之特定計劃，並將把該款項作為本集團之一般營運資金。

該出售之財務影響

由於該出售，本集團預期於截至二零零七年十二月三十一日止年度將錄得140,900,000港元之收益（為除稅前及須待審核）。該收益乃所得款項淨額157,800,000港元及出售股份於二零零七年一月三日未經審核成本（扣除於持有投資期間作出之減值撥備）16,900,000港元之差額。

上市規則之要求

根據適用於該出售之規模測試，按上市規則第14.07條規定之有關百份比率超過25%但不足75%。因此，根據上市規則，該出售構成本公司之主要交易。

董事就其所知、所獲資料顯示及其所信，並在作出一切合理查詢後確認，若本公司就批准該出售召開股東大會，並無股東須放棄投票。June Glory乃本公司之控股股東（定義見上市規則），持有416,585,852股股份，佔本公司於本公告日期已發行股本約53.95%。於二零零七年一月四日，June Glory已發出有關批准該出售之書面同意書。據此，上市規則第14.44條所載之所有條件已獲滿足及本公司毋須就批准該出售召開股東大會。

一份載有（其中包括）該出售詳情之通函將盡早寄予股東。

應本公司要求，股份已於二零零七年一月四日上午十時十六分起暫停在聯交所買賣，以待發出本公告。本公司已向聯交所申請於二零零七年一月十日上午九時三十分起恢復股份買賣。

一般資料

於本公告之日期，董事會由九名董事組成，即主席及非執行董事周中樞先生、執行董事錢文超先生、王幸東先生、閻西川先生、尹亮先生及何小麗女士及獨立非執行董事譚惠珠女士、林濬先生及馬紹援先生。

釋義

「董事會」	指	本公司之董事會
「招商局中國基金」	指	招商局中國基金有限公司（股份編號：133），於香港註冊成立之有限公司，其股份於聯交所主板上市
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事（包括獨立非執行董事）
「該出售」	指	於二零零七年一月四日透過一家股票經紀行於聯交所以每股22.0港元，總代價158,400,000港元售出出售股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「June Glory」	指	June Glory International Limited，於英屬處女群島註冊成立之有限公司，及中國五礦香港控股有限公司之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「OIL」	指	ONFEM Investments Limited，於英屬處女群島註冊成立之有限公司及由本公司直接持有之全資附屬公司

「中國」	指	中華人民共和國，不包括香港、中華人民共和國澳門特別行政區及台灣
「出售股份」	指	由OIL持有之7,200,000股每股面值0.1美元之招商局中國基金股份，佔招商局中國基金於二零零六年六月三十日之已發行股本約5.25%
「股東」	指	股份持有人
「股份」	指	本公司已發行股本中每股面值0.1港元之股份
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港之法定貨幣
「美元」	指	美國之法定貨幣
「%」	指	百份比

就表述而言及除另有說明外，於本公告內美元兌港元乃按7.8港元兌1.0美元之匯率換算。該換算不代表有關金額經已按照、可能已經或可以按上述或任何其他匯率換算。

承董事會命
董事總經理
王幸東

香港，二零零七年一月九日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示不會就本公佈全部或部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

主要交易
出售投資
及
恢復股份買賣

董事會欣然公佈，於二零零七年一月四日，本公司直接持有之全資附屬公司OIL以現金代價158,400,000港元，即每股22.0港元售出出售股份。本集團已完成該出售，並已於二零零七年一月八日收取所得款項淨額157,800,000港元。

根據上市規則第14.06(3)條，該出售構成本公司之主要交易。一份載有（其中包括）該出售詳情之通函將盡早寄予股東。

應本公司要求，股份已於二零零七年一月四日上午十時十六分起暫停在聯交所買賣，以待發出本公告。本公司已向聯交所申請於二零零七年一月十日上午九時三十分起恢復股份買賣。

* *僅供識別*

背景資料

董事會欣然公佈，於二零零七年一月四日，本公司直接持有之全資附屬公司OIL透過一家股票經紀行於聯交所售出出售股份。

出售股份買家為十家專業企業投資者及投資基金。董事就其所知、所獲資料顯示及其所信，並在作出一切合理查詢後確認，出售股份之買家及其最終受益人均為獨立第三者，與本公司之董事、主要行政人員及主要股東及其附屬公司及彼等之聯繫人（定義見上市規則）概無關連。

除有關在聯交所買賣股份之一般文件外，本集團與上述之股票經紀行或出售股份之買家並無訂立任何有關該出售之書面協議。

完成該出售後及於本公告日期，本集團並無持有招商局中國基金任何股份。

該出售之日期

二零零七年一月四日

變現之投資

出售股份為7,200,000股每股面值0.1美元之招商局中國基金股份，包括於一九九四年由OIL以總成本37,800,000港元購入之5,000,000股股份及由招商局中國基金於一九九八年及一九九九年無償配發之2,200,000股紅股。

招商局中國基金為一項於聯交所買賣之閉端式基金，主要投資於在中國擁有相當業務之非上市公司。

根據招商局中國基金於二零零七年一月三日（即該出售日期前之一天）在聯交所所報之收市價每股24.2港元計算，出售股份之市值為174,200,000港元。根據招商局中國基金截至二零零五年十二月三十一日止年度之年報所披露之經審核資產淨值計算，出售股份之應佔資產淨值為7,700,000美元（約60,100,000港元），而根據其在二零零六年十二月十五日刊發於二零零六年十一月三十日之未經審核資產淨值計算，出售股份之應佔資產淨值為11,300,000美元（約

88,100,000港元）。招商局中國基金截至二零零四年及二零零五年十二月三十一日止年度之經審核除稅及特殊項目前後之綜合淨溢利如下：

	截至十二月三十一日			
	二零零五年		二零零四年	
	百萬美元	*百萬港元等值*	*百萬美元*	*百萬港元等值*
除稅及特殊項目前溢利	9.9	77.2	1.2	9.4
除稅及特殊項目後溢利	7.8	60.8	1.1	8.6

代價

該出售之代價為每股22.0港元或現金總額158,400,000港元，乃按自願買方及自願賣方的基準釐訂。代價較招商局中國基金股份於截至二零零七年一月三日（即該出售日期前之一天）止十個交易日在聯交所所報之平均收市價18.4港元溢價19.6%。於釐訂代價時，本公司經參考招商局中國基金於二零零六年由年初每股股價約4.0港元上升至年底約19.0港元之股價變動。

於二零零七年一月八日，本公司已收取所得款項淨額157,800,000港元，而該出售亦已完成。

該出售之原因及利益

本集團主要從事房地產發展及項目管理、專業建築、物業租賃、製造及貿易及證券投資及買賣業務。

本集團持有出售股份作為長線投資。本集團在其截至二零零五年十二月三十一日之財務報表內將其於出售股份之投資以非流動資產列賬，其經審核之賬面值為29,300,000港元。

於二零零六年，招商局中國基金之股價上升超過四倍。董事認為於出售股份之投資已顯著增值及該出售乃本集團可以滿意回報變現其投資之良好機會。除股本增值及由招商局中國基金配發紅股外，OIL於持有出售股份期間亦收取由招商局中國基金派發共13,000,000港元之股息（招商局中國基金於截止二零零五年十二月三十一日止年度及截止二零零六年六月三十日止六個月並無派發股息）。

董事認為該出售之條款為公平及合理，並符合本公司及股東之整體利益，並按一般商業條款訂定。

於該出售之代價經扣除與交易有關之600,000港元費用後，該出售之所得款項淨額為157,800,000港元。本公司現時並無運用該款項之特定計劃，並將把該款項作為本集團之一般營運資金。

該出售之財務影響

由於該出售，本集團預期於截至二零零七年十二月三十一日止年度將錄得140,900,000港元之收益（為除税前及須待審核）。該收益乃所得款項淨額157,800,000港元及出售股份於二零零七年一月三日未經審核成本（扣除於持有投資期間作出之減值撥備）16,900,000港元之差額。

上市規則之要求

根據適用於該出售之規模測試，按上市規則第14.07條規定之有關百份比率超過25%但不足75%。因此，根據上市規則，該出售構成本公司之主要交易。

董事就其所知、所獲資料顯示及其所信，並在作出一切合理查詢後確認，若本公司就批准該出售召開股東大會，並無股東須放棄投票。June Glory乃本公司之控股股東（定義見上市規則），持有416,585,852股股份，佔本公司於本公告日期已發行股本約53.95%。於二零零七年一月四日，June Glory已發出有關批准該出售之書面同意書。據此，上市規則第14.44條所載之所有條件已獲滿足及本公司毋須就批准該出售召開股東大會。

一份載有（其中包括）該出售詳情之通函將盡早寄予股東。

應本公司要求，股份已於二零零七年一月四日上午十時十六分起暫停在聯交所買賣，以待發出本公告。本公司已向聯交所申請於二零零七年一月十日上午九時三十分起恢復股份買賣。

一般資料

於本公告之日期，董事會由九名董事組成，即主席及非執行董事周中樞先生、執行董事錢文超先生、王幸東先生、閻西川先生、尹亮先生及何小麗女士及獨立非執行董事譚惠珠女士、林濬先生及馬紹援先生。

釋義

「董事會」	指	本公司之董事會
「招商局中國基金」	指	招商局中國基金有限公司（股份編號：133），於香港註冊成立之有限公司，其股份於聯交所主板上市
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事（包括獨立非執行董事）
「該出售」	指	於二零零七年一月四日透過一家股票經紀行於聯交所以每股22.0港元，總代價158,400,000港元售出出售股份
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「June Glory」	指	June Glory International Limited，於英屬處女群島註冊成立之有限公司，及中國五礦香港控股有限公司之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「OIL」	指	ONFEM Investments Limited，於英屬處女群島註冊成立之有限公司及由本公司直接持有之全資附屬公司

「中國」	指	中華人民共和國，不包括香港、中華人民共和國澳門特別行政區及台灣
「出售股份」	指	由OIL持有之7,200,000股每股面值0.1美元之招商局中國基金股份，佔招商局中國基金於二零零六年六月三十日之已發行股本約5.25%
「股東」	指	股份持有人
「股份」	指	本公司已發行股本中每股面值0.1港元之股份
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港之法定貨幣
「美元」	指	美國之法定貨幣
「%」	指	百份比

就表述而言及除另有說明外，於本公告內美元兑港元乃按7.8港元兑1.0美元之匯率換算。該換算不代表有關金額經已按照、可能已經或可以按上述或任何其他匯率換算。

承董事會命
董事總經理
王幸東

香港，二零零七年一月九日